Northwest Airlines, Inc.
2700 Lone Oak Parkway
Eagan MN 55121-1534

www.nwa.com

April 27, 2007

Mr. Joe Foti
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington DC 20549

RE:	Northwest Airlines Corporation
Registration Statement on Form S-3 (No. 333-141802)
and Form 10-K Filed April 2, 2007 (No. 0-23642)

Dear Mr. Foti:

We are providing the following information and responses to comments in the letter dated April 13, 2007 (the “Comment Letter”) from the staff of the Commission regarding the above referenced Annual Report on Form 10-K and Registration Statement on Form S-3.  Northwest Airlines (“the Company”) acknowledges responsibility for the adequacy and accuracy of the disclosures in the filings.  The Company understands that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking action with respect to the filings and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  The paragraphs set forth below represent our response to the questions the staff has asked in the attached Comment Letter.  For the staff’s convenience, we have included the questions, and our responses to these questions, as follows:

1.               SEC request:  “We note the revision in your accounting for the frequent flyer program by increasing your liability (with a corresponding additional charge to operations) by $77 million in December 2004.  In your frequent flyer program known as “WorldPerks,” you state that miles are earned by flying on Northwest or its alliance partners and using other services of partners programs.  In this regard, Northwest’s customers are able to accrue and redeem frequent flyer miles in their WorldPerks accounts and travel on flights operated by a SkyTeam alliance member carrier.  With respect to this change in accounting, we note the following revisions in disclosure between the annual report filed for the period before and after the change.  In comparing your critical accounting estimate (MD&A) disclosure in the 2003 annual period before the change with the 2004 annual report, you revised the accounting policy disclosure to include recognition of a liability in connection with flight awards expected to be redeemed on “other airline partners”.  In addition, you revised the policy to include an additional assumption based on the “expected use on other airline partners” and the accounting recognition to include “estimated incremental cost for carriage on airline partners is based on contractual rates”.  Based on these additional revisions and the absence of this disclosure in previous periods, it appears that prior to this change in accounting in fiscal 2004, the Company only recognized a liability for estimated incremental flight awards expected to be redeemed on your (Northwest) airline with no liability recognized for the gross payment obligation expected to be made to other airlines.  Therefore, it appears that you may have previously accounted for the expense incurred with other airlines as payments were made.

In your response, please explain to us completely and clearly how you accounted for your frequent flyer obligations under the WorldPerks program prior to your change in accounting in fiscal 2004.  If our understanding of the accounting change as cited above is not correct, please also tell us the method you previously used and how you estimated the obligation and its corresponding liability for expected amounts (payments) owed to other airline partners under the program.

Your response also should include whether there were any significant changes, new events or additional information in the WorldPerks program and the use of miles to be redeemed on other airlines that precipitated this change in accounting to recognize a liability for awards redeemed on reciprocal frequent flyer programs.  Although KLM and Continental joined the SkyTeam Alliance in September 2004, we note eight (8) other airlines (i.e., Delta, Air France, Alitalia, AeroMexico, etc.) that were already members of this alliance prior to fiscal 2004.

In addition, please completely and clearly tell us how you determined that this change in accounting treatment represented a change in accounting estimate as defined by paragraph 10 of APBO No. 20 (superseded by SFAS 154); the accounting literature as previously existed at the time of this accounting change.  In this regard, please specifically tell us the new events or additional information that was acquired to account for this change in accounting estimate.  If no new events occurred or additional information was acquired {emphasis added}, please tell us how you determined that you did not previously make a mistake in the application of accounting principles or oversight or misuse of facts that existed prior to December 2004, and therefore this change represents a correction of an error as defined by paragraph 13 of APBO No. 20.  In this manner, it is unclear how the recognition of a liability for an obligation owed to other airline partners without any changes in the program, or its terms and conditions thereto, would represent a change in accounting estimate when there may not have been a change in facts that existed previously.

After re-evaluating this accounting treatment, if management continues to believe that the accounting treatment was appropriate, please provide us with the following additional financial information under the assumption that this change in accounting estimate would have been made in an earlier period.  Specifically, please furnish us the impact on operating income and net income for each of the last five years (fiscal years 2000-2004) if this change in estimate would have been made at the end of fiscal year 1999.”

Response:  Reciprocal frequent flyer agreements were in place with certain carriers (principally Continental and KLM) prior to 2003.  In mid-2003, a reciprocal frequent flyer arrangement began with Delta.  In September 2004, the Company entered into reciprocal frequent flyer arrangements with Air France, Alitalia, Aeroméxico, CSA Czech Airlines and Korean Air.

For calendar year 2003 and prior, the Company’s primary reciprocal frequent flyer agreements were with Continental and KLM.  In 1997 we entered into a joint venture agreement with KLM.  There are provisions in the joint venture agreement requiring the carriers to allocate the costs of the joint venture frequent flyer program equally between the carriers regardless of which carrier operated the aircraft.  The NW/KLM joint venture agreement settles all revenues and expenses 50/50 between the carriers.  The agreement with Continental was accounted for on a net basis and a liability was recorded when it became probable that cash settlement would be required.  Our arrangement with Continental supported net accounting as the contract contained a contractual right of offset (as defined by FIN 39).  The contract also indicated the carriers’ objective to balance costs and benefits between the partners.  Given the contractual provisions for offset and/or a 50/50 settlement requirement included in these agreements, we recorded all miles expected to be flown (including miles expected to be flown on Continental and KLM) at Northwest’s incremental cost to carry an award traveler on its aircraft.

Redemption of award travel under a reciprocal frequent flyer agreement with Delta began in July 2003.  The Delta agreement did not provide for a contractual right of offset or a balancing formula.  Based on this new agreement, the Company began tracking its WorldPerks redemption patterns on Delta.  At the time the agreement became effective and during the program implementation we were unable to reasonably estimate WorldPerks member redemption of award miles for flights operated by Delta because of uncertainties related to timing of the program ramp up, the advance booking patterns and timing of WorldPerks award travelers (award travelers had already booked travel on Northwest or an existing partner), and the general seasonality in leisure travel.

The other SkyTeam agreements signed in 2004 (outlined above) also did not contain contractual right of offset provisions, but instead required gross settlements.  In the fourth quarter of 2004, given that the contracts signed in 2004 required gross settlement and the fact that the Company had now accumulated adequate information to observe redemption trends on Delta, the Company revised its estimate associated with reciprocal frequent flyer agreements and recorded an estimate of WorldPerks award member miles outstanding to be redeemed on these carriers at the contractually stated settlement rates.  In analyzing the redemption trends across all former and new partners, it was also determined that our goal and assumption of maintaining “balanced” travel between Continental and Northwest had changed, and therefore, the Company included projected award redemption on Continental in its other gross settlement carrier adjustment.

The revised estimate completed in 2004 increased the Company’s frequent flyer liability by valuing a percentage of its unredeemed award travel at an average contractual settlement rate.  The percentage allocated was based on the prior 12 months redemption of all gross settlement carriers and Continental.  This change of estimate was made to reflect the gross payments Northwest expected to incur for WorldPerks members’ redemption travel on the other airlines, without regard to the payments the Company expected to receive from other airlines for their frequent flyer members’ redemption travel on Northwest.

The change in the estimate implemented in 2004 was based on new information that became available at the end of 2004, including 1) obtaining adequate redemption or experience trends for recently signed partners, 2) evidence of a broadening program based on new contractual agreements signed, and 3) new information on changes in redemption trends on Northwest and its existing partners.  The Company’s facts and circumstance are consistent with the change in estimate criteria outlined in paragraph 10 of APBO No. 20.  As noted, the impact of applying this change in estimate in calendar year 2004 was $77 million; the impact of retroactively applying the change in estimate to prior years, had it been appropriate to apply, would have decreased operating income by $32 million and $8 million in 2003 and 2002, respectively, and would not have impacted any year prior to 2002.

If you have any questions or follow up requests concerning this letter and our response to the Comment Letter, please contact Anna Schaefer, Vice President – Finance and Chief Accounting Officer, 612-726-3095, or Michael Miller, Vice President – Law & Secretary, 612-726-7135.

Sincerely,

/s/ Anna M. Schaefer
Anna M. Schaefer
Vice President – Finance and Chief Accounting Officer

cc:
Neal S. Cohen
Michael L. Miller